AB 3/16

KH 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12011901

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53308

FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/11______ AND ENDING _____12/31/11____

SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIS Capital Markets, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Official use only

FIRM I.D. NO. _

745 Fifth Avenue, Suite 1602 (No. and Street)

New York, NY 10151

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Magnus Fyhr 713-235-7484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co
(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza, Suite 1700, Houston, Texas 77046

(Address) (City) (State) (Zip Code)

CHECK ONE: X Certified Public Accountant   Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JP 3/14/12

OATH OR AFFIRMATION

I, _____Magnus Fyhr____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CIS Capital Markets, LLC____, as of ________December 31,______________________________, 2011______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. COGHILL
MY COMMISSION EXPIRES
September 16, 2013

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.

X (b) Statement of Financial Condition.

(c) Statement of Income (Loss).

(d) Statement of Changes in Financial Condition.

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

(g) Computation of Net Capital.

(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

X (l) An Oath or Affirmation.

(m) A copy of the SIPC Supplemental Report.

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIS Capital Markets, LLC
(formerly known as SFL Securities, LLC)

Statement of Financial Condition
As of December 31, 2011

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
CIS Capital Markets, LLC
Houston, Texas

We have audited the accompanying statement of financial condition of CIS Capital Markets, LLC (the "Company") as of December 31, 2011. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CIS Capital Markets, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

February 22, 2012

HOUSTON OFFICE 713.667.9147 Tel. ■ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ■ Houston, Texas 77046 ■ www.bvccpa.com

CIS CAPITAL MARKETS, LLC
(formerly known as SFL Securities, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$4,033,606
Deposits with clearing organizations	100,002
Accounts receivable	275,000
Rental deposit	28,000
Goodwill	275,000
Other assets	5,725
TOTAL ASSETS	$4,717,333
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 450,864
Current taxes payable	182,673
Deferred tax	2,559
Due to affiliate	308,471
Other liabilities	9,519
Total liabilities	954,086
Member's equity	3,763,247
TOTAL LIABILITIES AND MEMBER'S EQUITY	$4,717,333

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CIS Capital Markets, LLC (the "Company") is a single member limited liability company wholly-owned by Clarkson (USA) Inc. (Clarkson). The Company was purchased from SFL Holdings, LLC by Clarkson on February 2, 2011, however, the Company elected to apply acquisition accounting effective January 1, 2011 (*see Note 9*). The name of the Company was changed from SFL Securities, LLC to CIS Capital Markets, LLC post-acquisition.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company participates in debt and equity underwritings, private placements and financial advisory services. The Company trades on a fully disclosed basis through a contract with a clearing organization.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less, that are not pledged or otherwise restricted, to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment upon receipt. Receivables are recorded when services are rendered and are presented in the statement of financial condition net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. There was no allowance for doubtful accounts deemed necessary at December 31, 2011.

Deferred Tax – The Company has elected to be treated as a limited liability company under the applicable provisions of income tax law. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to corporate taxes by virtue of its inclusion in the Parent's corporate tax filings and, therefore, records a provision for such taxes and reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing re-evaluation as facts and circumstances may require.

Leases – Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value.

The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2011, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on the financial statements.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organization required a security deposit balance of $100,000 to be maintained by the Company as of December 31, 2011. Additional deposits based on transactions and trade activity may also be required. Total deposits with the clearing organization amounted to $100,002 at December 31, 2011, which are secured by marketable securities owned, bear interest at a rate determined by the clearing organization, and are due on demand.

NOTE 3 – INCOME TAXES

The income tax liability and provision for 2011 consists of the following:

	Current	Deferrred	Total
Federal	$ 165,222	$ 2,436	$ 167,658
State	17,451	123	17,574
Totals	$ 182,673	$ 2,559	$ 185,232

The prior year's tax returns of the Company were filed by the previous owners, SFL Holdings, LLC.

Deferred tax assets and liabilities result from temporary differences between book and tax basis of the Company's assets and liabilities. The resulting deferred assets and liabilities will be realized in future years when temporary differences reverse. The deferred tax liability results from goodwill being amortizable for tax purposes, but not for financial reporting purposes.

NOTE 4 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after the trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments due to the Company at December 31, 2011.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through July 7, 2012. Rent expense related to this lease was $98,068 at December 31, 2011. Additional rent expense included under the management service agreement as discussed in *Note 7* was $65,250, bringing total rent expense for the year to $163,318. At December 31, 2011, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2012	$ 105,618
Total	$ 105,618

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2011, the Company had no cash account balances in excess of the FDIC limit.

The Company also maintains certain brokerage accounts which are insured by the Securities Industry Protection Corporation (SIPC) on amounts up to $500,000. At December 31, 2011, the Company had no brokerage account balances in excess of the SIPC limit.

NOTE 6 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2011, the Company had net capital of $3,177,522, which exceeds its required net capital of $100,000 by $3,077,522. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1 at December 31, 2011.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company entered into a management service agreement with Clarkson Shipping Services (USA), Inc., an entity that shares common ownership, to provide overhead services, such as administrative expense. These administrative expenses include operational costs such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed amount regardless of the actual expense incurred.

Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract expires March 31, 2012 and is reviewed annually. The overhead fee which was included as a capital contribution by the Parent for 2011 was $667,426.

The Parent made capital contributions during 2011 of $3,431,102, including a $275,000 acquisition cost and other contributions related to regulatory capital requirements.

Clarkson Shipping Services (USA), Inc. paid for all direct expenses, including staff salaries, for the Company as part of a centralized administration function. Direct expenses were reimbursed monthly in arrears. The amount owed to Clarkson Shipping Services (USA) Inc. at December 31, 2011 was $308,471.

NOTE 8 – GOODWILL

On February 2, 2011, Clarkson acquired 100% of SFL Securities, LLC from SFL Holdings, LLC (the "Acquisition"). Through the Acquisition, the Company was able to recapitalize its equity ownership. As the purchase agreement required that all costs for the period prior to acquisition (January 1, 2011 through February 1, 2011) be the liability of the new owners, the Company elected to apply acquisition accounting effective January 1, 2011. At January 1, 2011, the Company had no significant separately identifiable, tangible or intangible net assets that were required to be recorded at fair value and, accordingly, the total purchase price of $275,000 was allocated to goodwill. The Company did not record any acquisition costs in connection with the Acquisition.

NOTE 9 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to year-end, the Company became subject to an examination by FINRA that is still in process. The Company has not been made aware of any matters arising from the examination that could result in a significant negative impact to the Company's financial position.

The Company has evaluated subsequent events through February 22, 2012, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

www.bvccpa.com

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors